

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 22, 2008

<u>Via U.S. mail</u>

David Katzir, Chief Executive Officer
T.O.D. Taste on Demand Inc.
55 Hakeshet Street
Reuth, Israel 91708

       Re: **T.O.D. Taste on Demand Inc.**
                 Revised Schedule 14C
                 Filed September 3, 2008
                 File No. 333-148928

Dear Mr. Katzir:

      We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director

cc: J. Madison
     M. Karney

     <u>Via facsimile</u>
     David Lubin, Esq.
     (516) 887-8250